UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Showtime, Peace Arch Entertainment and TM Productions’ Breakthrough Television Series ‘The Tudors’ Wins Two Emmy® Awards

Emmy Awards Provide Mainstream Validation for Peace Arch’s Strategy to Capitalize on Robust Product Pipeline of Award-Winning Original Content

TORONTO--(MARKET WIRE)— September 14, 2007 - Peace Arch Entertainment Group Inc. (AMEX:PAE - News) (Toronto: PAE.TO - News), an integrated global entertainment company creating critically-acclaimed television, film and DVD content for worldwide distribution, announced today that the  television series "The Tudors," co-produced by Peace Arch Entertainment and TM Productions in association with The Canadian Broadcasting Corporation and Showtime Networks Inc., received two Creative Emmy® Awards from the Academy of Television Arts & Sciences. The Emmy Awards were given for "Outstanding Costumes for a Series” and "Outstanding Original Movie Title Theme Music.”

“The Tudors” received nominations for two additional Emmy Awards, "Outstanding Casting for a Drama Series," and "Outstanding Art Direction for a Single Camera Series."  These category winners will be announced at The 59th Primetime Emmy Awards ceremony, which will air on Sunday, September 16, 2007 at 8 pm EDT on the Fox Network.

“We are thrilled that ’The Tudors’ received these prestigious awards and believe they are a strong indication of Peace Arch’s coming of age as a world-class entertainment company,” said Gary Howsam, Chief Executive Officer of Peace Arch Entertainment. “We are looking forward to the second season of ‘The Tudors’ and believe that the series will continue to reflect the creative and business vision that has become a hallmark of Peace Arch productions.”

"The Tudors" premiered in April to record audiences on the Showtime Network. Peace Arch Entertainment, which owns worldwide distribution rights to the series outside the United States, licensed the first season of "The Tudors" to Sony Pictures Entertainment for DVD, television, mobile and new media distribution outside North America. Sony and its licensees premiered the series internationally this summer.  Peace Arch licensed Canadian rights to the Canadian Broadcasting Corporation who will broadcast the first season of “The Tudors” in Canada this fall.  Peace Arch Entertainment will distribute the series on DVD in Canada in late 2007.

The first season of the "The Tudors" is a ten-part series of one-hour episodes that tells the incredible tale of the young, powerful, seductive King Henry VIII, focusing on the tumultuous early years of the ambitious King's nearly 40-year reign of England. Bold and passionate about his country and his women, Henry's obsession with ensuring his legacy led to beheadings of friend and foe, waging war, and challenging the almighty Catholic Church of England, forever changing the soul of the British Empire. The second season of “The Tudors” is currently in production on location in Ireland, with the addition of legendary, Academy Award®-winning actor Peter O’Toole.

"The Tudors" was created and written by Michael Hirst, whose work includes the Academy Award-winning "Elizabeth." Michael Hirst, Ben Silverman, Teri Weinberg, Tim Bevan, Eric Fellner, Sheila Hockin and Morgan O'Sullivan are the executive producers of "The Tudors," with Gary Howsam of Peace Arch Entertainment Group and James Flynn of TM Productions, producing.

Peace Arch’s other award-winning productions include the feature film "Delirious," which won Best Director, Best Screenplay and the coveted SIGNIS Award at Spain's San Sebastian Film Festival, Best Director at the HBO US Comedy Arts Festival in Aspen, Colorado, and the Istanbul Film Festival's Special Jury Prize and Silver Tulip Award.  “Delirious” had its North American premiere at the prestigious Sundance Film Festival and is currently in theatrical release around the United States.

The Emmy Awards recognize excellence within various areas of the television industry. The awards are a symbol of peer recognition from over 12,000 members of the Academy, and are considered the television equivalent of the Oscars®.

Peace Arch Entertainment is among the fastest-growing publicly-traded companies in the film and television industry with a leading DVD distribution operation in Canada, one of the largest independent feature film libraries in the world, an award-winning series on Showtime, and an ever-expanding relationship with major international distributors such as Sony Home Entertainment.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch Releasing distributes feature films theatrically in the United States and Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 776-7208

     Email Contact: Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Ryon Harms

     (800) 592-6067

     Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	September 14, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.